Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: October 21, 2026

The following is an excerpt of a transcript of a Q&A with the leadership of Akzo Nobel N.V. on October 21, 2026:

Laurent Favre - Exane Bnp Paribas - Analyst

Two questions, please. The first one on the remedy disposals. How does it impact the $600 million cost synergies, please? I understand that the wood part of the business may have been base case on the remedy, not necessarily refinish.

And then the second question, taking into account the Nippon disposal, the remedy disposals, on my numbers, you should be below 2 times leverage during 2027 on pro forma on whatever it's called, Axanzo. How do you think about capital allocation? Could we see accelerated share returns, I guess, fairly quickly rather than in a back-end loaded manner?

Gregoire Poux-Guillaume - Akzo Nobel NV - Chairman of the Management Board, Chief Executive Officer

Yeah. Remedies, we always said that we were committing to the $600 million number of -- I'm sorry, remedies, the impact of remedies. We always said that we'd commit to the $600 million synergy number -- cost synergy number, kind of rain or shine. So we said it's independent remedies because we had calculated that number based on the possible remedy scenarios.

The outcome, the likely outcome because it still has to be executed, but of the antitrust process is, as we said, the disposal of two businesses, Refinish Akzo Europe, and Wood Axalta US. If you sum up these two businesses, you're talking less -- a bit less than EUR500 million of revenue and the profitability is roughly at the target level for Axanzo, which was between 19% and 20%. So that kind of gives you the order of magnitude.

And once again, it leaves that $600 million number protected. We're certainly aiming to make that number higher than $600 million. But right now, we're just sticking to our message as we put the finishing touches to the regulatory process. That's for the remedies. If you have a follow-up, we'll take it afterwards. And the leverage question, Maarten.

Chetan Udeshi - JPMorgan Chase & Co. - Analyst

The first question I had was just to clarify on the scope of the remedies. I heard you talk about EUR500 million of combined sales for Akzo's European Refinish business and Axalta's Wood Coating business. Can I clarify, is this $500 million or euros?

The second question was, have you started shopping these businesses around? Is it going to be like a sort of coordinated sale with one particular buyer because there are not that many buyers.

The reason I'm asking this is when I look at the pro forma multiple of the group, depending on what numbers you might use, 7 to 8 times. But I'm just curious, all the asset sales or all the transactions we've done in or we've seen in the coating businesses happen in double-digit multiple range. Is it reasonable to assume you see the similar dynamic with the planned remedies? Or should we see more -- this is more like a wholesale and hence, the multiples would be probably lower?

The second question was, I know you're not giving Q4 specific guidance, but should we tax out for EUR1.47 billion minus first three quarters of the year? Or are there variables that are something we should keep in mind in terms of how Q4 may play out? So in other words, what is your visibility today for Q4? Because in Q3, you did give us a clear guidance.

And last question, I saw you raised the cash outflow -- or the cash out for identified items in -- for full year 2026. And I'm curious, is this going to be a constant trend now for the next two years as you deliver on these merger synergies that there is a chance that the total cash out just keeps ballooning because as you go deeper into the project, you probably have better visibility on the total cash cost

Gregoire Poux-Guillaume - Akzo Nobel NV - Chairman of the Management Board, Chief Executive Officer

All right. Thanks a lot. I'll take the remedy question, and Maarten will talk guidance and cash on identified items. On the remedies, I said the sum of the two businesses is less than EUR500 million of revenue.

If I convert it to dollars, it probably be around that 500 million number too, but call it less than EUR500 million of revenue.

It's -- have we launched a process yet? The Axalta guys are running a process for the wood business in the US. I think they put out a press release this morning or last night. And that started earlier because the regulatory discussions with the FTC came to a result on this a little bit earlier. So that one is ongoing and is a structured process.

And on Refinish Europe, AkzoNobel, we have started reaching out to potential buyers. We're in the early phases because that discussion has only recently come to fruition with the merger authorities in Europe. You have to keep in mind that the difference between the US and Europe is that in the US you have to close a remedy as a condition precedent to closing the merger, whereas in Europe, you have to have a signed agreement with an acceptable buyer. You don't have to have a closing.

So therefore, the fact that the process on Refinish Europe is only starting now doesn't necessarily put it on the critical path because it's handled differently at US and European level. Hopefully, that answered that part of the question. If not, say so. I'll take that as a yes.

Maarten de Vries - Akzo Nobel NV - Chief Financial Officer, Member of the Board of Management and Member of the Executive Committee

On free cash flow, indeed, the merger-related cash out in the first half was pretty immaterial. -- but it started to be material in Q3. And that's why we have flagged also increased kind of the total cash out from identified items because the merger-related cash out for the full year will be roughly EUR100 million, maybe just above EUR100 million. And that is, of course, trending upwards in the second half versus the first half as we are preparing for the merger and also for the integration.

For next year, merger-related cash out is a little bit early to tell. But for sure, there will be still cash out as an example, the advisory fees for the bankers on both sides of the house on the Axalta side and on Akzo side. But again, that is a little bit early to tell at this moment. Is that clear?

Sebastian Bray - Joh Berenberg Gossler & Co KG - Equity Analyst

I have two, please. The first is on the Refinish potential divestment in Europe. Can I confirm that this has a separate plant? Or is it meant to have some type of licensing agreement that enables a tech transfer together with the brands to a buyer?

And my second question is on the Asia business. Net of the divestments that have been announced, what is the run rate of the sales on an annual basis left in that segment?

Gregoire Poux-Guillaume - Akzo Nobel NV - Chairman of the Management Board, Chief Executive Officer

I'll take the first question. Maarten will take the second. On Refinish Europe, there's different options. So we can offer -- your question was related to the plant. We can offer different things depending on what the potential buyers are looking for. It's too early to comment in more detail, but we can address different preferences, which will, I think, open up the market for it.

Jaideep Pandya - On Field Investment Research LLP - Research Analyst

I'm going to try and ask the question Chetan was asking slightly in a different way. You've done a fantastic job selling your assets in the last one year and also the industry compared to the listed multiples at which these coating companies are trading. So just from a theoretical perspective, when we think about these assets, especially the remedy assets and potentially some more Deco divestments, how should we think about this? I mean, is there a massive value uplift that could be looked at? That's my first question.

Second question is just around the volume picture in Performance Coatings. Because Marine Coatings, I guess, grew volumes year-on-year, but Protective was down. So could you just give us some color around which areas do you see volume growth currently and in which areas you see a recovery potential into 2027? That's my second question.

And then the third question really is around price versus raw materials. Now if you can see into 2027, do we think that you could see a margin expansion in the second half if raw materials stagnate?

Gregoire Poux-Guillaume - Akzo Nobel NV - Chairman of the Management Board, Chief Executive Officer

All right. Thank you, Jay. Maarten will take the 2027 margin expansion question. I'll take the first one, which you elegantly combine two questions into one, but I'll answer them both.

Your question -- you're asking the Chetan question again, which is what multiples are we expecting for the disposals, the remedy-driven disposals. And frankly, it's too early to have a view on that. And you -- I think you're also alluding to other Deco disposals. We're not planning to sell anything else in Deco. So that's a moot point in many ways.

And then in terms of discussions about just multiples for our businesses, given the fact that we sold India for 25 times, Deco Southeast Asia for 21 times, Pakistan for 14 times. We believe that our businesses are being undervalued by the market. That's for sure. But otherwise, I'd hide behind your -- I think the favorite disclaimer your institutions have a tendency to slap on the first page, which is that past performance is not an indication of future returns. So I'd leave it at that. It's -- you have to fight for it every time, and it really depends on the business and the buyer universe.

James Hooper - Sanford C Bernstein & Co LLC - Equity Analyst

I've got two left, please. First one is around raw material procurement strategy. I mean, with oil prices keeping up again and the strait still closed. Are you tempted to lock in volume commitments at lower prices or stick to the normal strategy?

And then the second question is just around on the slide you had on the merger work streams referring to day 1 readiness and accelerating synergies. Can you give us a little more detail of what is going on and particularly the accelerating synergies aspect? If you can give us any comments on the phasing that you're aiming for as the merger completes?

Maarten de Vries - Akzo Nobel NV - Chief Financial Officer, Member of the Board of Management and Member of the Executive Committee

Second question is on the integration and the synergy phasing, as I understand it well. I mean the focus for us is really on capturing the procurement synergies as well as SG&A synergies as fast as possible and to front-load these in year one and year two. And specifically, I mean, this is kind of two-third of the synergies, making sure that we are on an extremely healthy run rate by the end of year one. So all the preparation apart from the preparation for day 1 is on preparing and underpinning these synergies so that we are kind of -- that we can push the button on day 1 and start to execute on those.

Gregoire Poux-Guillaume - Akzo Nobel NV - Chairman of the Management Board, Chief Executive Officer

And as for the merger, what we tried to give you today were elements that show you that we're progressing well. We're progressing within the bands that we'd set for ourselves and that we are coming to conclusions with the regulatory bodies around the world. And therefore, we have a line of sight to closing.

We know what we need to do. We have two remedies that we have to address, and that work has started. And therefore, the -- it's now a sprint to the finish line. And we feel that we're in good shape given the level of preparation that we have with our friends at Axalta. It's - both Maarten and I have done mergers before, and I think we're very satisfied with the level of cooperation, the level of granularity and just the quality of the work that's been done to date to make sure that we hit the ground running in -- on day 1.

Important Information Regarding the Proposed Axalta Transaction

General Restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at (i) persons who are outside the United Kingdom, (ii) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (iii) persons falling within Article 49(2)(a) to (d) of the Order, or (iv) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons and persons who are not Relevant Persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. On August 5, 2026, shareholders at the Extraordinary General Meeting of AkzoNobel and Special General Meeting of Axalta, respectively, voted in favor of all resolutions related to the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.